SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                 .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of interim results for the six months ended June 30, 2020, dated August 18, 2020	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology of the PRC (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•

the impact of COVID-19 pandemic on our operations and financial performance, the PRC economy and world economy, including disruptions to the demand for certain of our services and products such as international roaming services and services provided to corporate clients, a decline in network service quality due to the increased volume of online utilization, temporary closures of our sales outlets and a decline in new subscriber registration due to such closures, disruptions to the delivery of services or supplies and delay in network construction progress due to travel and other restrictions, decline in labor force, increased bad debts risk due to the deteriorating financial condition of certain corporate customers;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: August 18, 2020	By:	/s/ Ke Ruiwen
Name: Ke Ruiwen
Title: Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF INTERIM RESULTS

FOR THE SIX MONTHS ENDED 30 JUNE 2020

HIGHLIGHTS

•	Operating revenues amounted to RMB193,803 million, up by 1.7% over the same period last year; of which service revenues amounted to RMB187,110 million, up by 2.5% over the same period last year

•	EBITDA was RMB63,154 million, decreased by 0.2% over the same period last year

•	Profit attributable to equity holders of the Company was RMB13,949 million, increased by 0.3% over the same period last year. Basic earnings per share were RMB0.172

•

Promoting scale and valuable development of 5G, the number of 5G package subscribers reached 37.84 million while mobile ARPU has stabilised and increased compared to that of the second half of last year

•	Smart Family deployment delivered prominent results. Broadband access ARPU increased by 4.6% from the second half of last year while broadband blended ARPU apparently rebounded

•

Capturing new opportunities emerging from the digital economy, revenue for Industrial Digitalisation[1] amounted to RMB42.9 billion while revenue for Overall Cloud[2] was approximately RMB6.7 billion, taking an industry leading position in terms of revenue size

•	Promoting Cloudification reform as well as deploying digital transformation to promote corporate sustainable and healthy development with high quality and high efficiency

[1]	Industrial Digitalisation includes IDC, Industry Cloud, Network Dedicated Line, Internet of Things (IoT), Internet Finance, system integration services and other informatisation services.
[2]	Overall Cloud includes Industry Cloud, Family Cloud and access service directly related to cloud, etc.

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2020, the Company proactively responded to the impact of the COVID-19 epidemic (the “Epidemic”), while actively embracing technological integration and innovation. Grasping the precious opportunities emerging from the accelerating development of the digital economy, the Company, in accordance with its customer-oriented principles, expanded its integrated information services including 5G and cloud services by unleashing its edges in new infrastructure resources. The Company deepened Cloudification reform, built up the digitalised platform and laid out plan for digital transformation, to speed up the shift of development impetus, promote the comprehensive enhancement of quality and efficiency, and push forward the high-quality development. As a result, the Company’s operating results remained solid, continuing to take concrete steps in the new journey towards integrated intelligent information services.

Overall Results

In the first half of 2020, operating revenues of the Company amounted to RMB193.8 billion, representing an increase of 1.7% compared to the same period last year. Service revenues3 amounted to RMB187.1 billion, representing an increase of 2.5% compared to the same period last year. Of which, mobile service revenues amounted to RMB90.5 billion, representing an increase of 2.5% over the same period last year with growth rate maintaining the leading position in the industry. Wireline service revenues amounted to RMB96.6 billion, representing an increase of 2.4% over the same period last year. EBITDA4 amounted to RMB63.2 billion, representing a decline of 0.2% over the same period last year. Net profit5 amounted to RMB13.9 billion, representing an increase of 0.3% over the same period last year, while basic earnings per share were RMB0.172. Capital expenditure was RMB43.1 billion and free cash flow6 was RMB9.5 billion.

[3]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[4]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[5]	Net profit represents profit attributable to equity holders of the Company.
[6]	Free cash flow is calculated based on EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights.

Taking shareholders’ returns into consideration, alongside the Company’s profitability, cash flow level and capital needs for future development, the Board of Directors has decided not to pay an interim dividend this year. The Board of Directors believes that the Company will continue its efforts to create good value for its shareholders. The Board of Directors will proactively consider the demand for shareholders’ returns when evaluating the final dividend proposal from a comprehensive perspective, which will be proposed to the shareholders’ general meeting accordingly.

Business development

In the first half of 2020, the sudden outbreak of the Epidemic has impacted and challenged the Company’s operation and development, while at the same time, also spawning new informatisation demand from the society. The Company proactively responded to the pressures while fully riding the trends of cyberisation, intelligentisation and digitalisation, both in production and daily life. The Company accelerated 5G scale commercialisation, expanded integrated information services and strived to push forward the scale development with effectiveness. As a result, the Company’s operating results have improved month by month and the effectiveness of its customer-oriented value management system was pronounced.

Scale expansion led by 5G, subscriber value stabilised and enhanced. The Company leveraged benefits of network co-building and co-sharing, quickly launched 5G networks with contiguous coverage in more than 50 key cities and took the lead in achieving industry-leading 5G network speed for commercial use. Focusing on applications such as AR/VR, cloud gaming and ultra HD, the Company carried out extensive innovative cooperation, introduced more than a thousand of ultra HD and VR video content, and launched hundreds of cloud games. The Company also released “e-Surfing Cloud AR” products, created a variety of VR live streaming content, including the “Savouring China on Cloud”. We promoted value enhancement of our individual customers by continuous promotion of the 5G membership service model of “5G + Privileges + Applications”, which propelled the upgrade of 4G users. This resulted in a promising start of our 5G service with our mobile market position being further consolidated and enhanced.

In the first half of the year, the total number of the Company’s mobile subscribers reached 343 million, representing a net addition of 7.90 million. The number of 5G package subscribers reached 37.84 million. As the number of subscribers for 5G applications, such as e-Surfing ultra HD, cloud gaming and cloud VR, increased rapidly, our 5G service continuously drove the growth of mobile subscribers’ value. Our mobile ARPU has stabilised and increased compared to that of the second half of last year, with the year-on-year decline gradually slowing down.

Smart Family deployment delivering prominent results, restoring the value of the broadband service. The Company captured upgrade demand for family informatisation in areas such as online education, remote office and video entertainment, among others. The Company further enhanced its household Gigabit access service by leveraging 5G + Fibre Broadband + WiFi6, expedited the penetration of Smart Family product and service portfolio and forged the overall competitiveness of its high-quality Gigabit access services coupled with Smart Family applications. This drove the integration and mutual promotion between the Company’s broadband service and Smart Family service.

In the first half of the year, the number of the Company’s broadband subscribers reached 154 million. Revenues for wireline broadband access amounted to RMB35.3 billion, representing an increase of 0.5% compared to the same period of last year and reversing the downward trend. The number of e-Surfing HD subscribers reached 114 million with revenue increasing by 16.9% over the same period of last year to RMB4.2 billion. Revenue for Smart Family applications and services7 reached RMB1.2 billion, representing an increase of 131% compared to the same period last year. Of which, the number of Whole-home WiFi subscribers reached 25 million with revenue amounting to approximately RMB800 million; and revenues from Family Cloud and e-Surfing Webcam increased by approximately 1.5 times and 6.5 times respectively, compared to the same period of last year. Our rapid expansion in the Smart Family market effectively facilitated the restoring of the value of our broadband service. In the first half of the year, our broadband access ARPU was RMB38.3, up by 4.6% from the second half of last year, with the year-on-year decline being significantly narrowed. The broadband blended ARPU8 reached RMB44.2, representing an increase of 8.1% compared to that of the second half of last year and rebounding to the same level as the same period of last year. The value contribution of Smart Family was significantly enhanced.

[7]	Smart Family applications and services include services such as Whole-home WiFi and Family Cloud, among others.
[8]

Broadband blended ARPU is calculated based on the sum of monthly average revenues from broadband access, e-Surfing HD and Smart Family applications and services divided by the average number of broadband subscribers.

Accelerating integration and innovation of new technologies, expanding the new space provided by Industrial Digitalisation. The Company firmly grasped the trend of digital transformation of economy and society. Focusing on targeted markets such as digital government, smart cities, hygiene and healthcare and industrial Internet, the Company sped up the integration and innovation of new information technologies including 5G, cloud, Big Data, Internet of Things (IoT) and artificial intelligence (AI). Leveraging its unique strength in cloud-network integration, the Company constructed a digitalised platform and expanded ecological cooperation, in order to strengthen the development and operation of its cloud-network products and accelerate the matureness and launch of 5G industry applications in various fields. The Company also supported the building of digital government and the empowerment of smart cities, built a “1 + 2” digital platform for smart cities and conducted research and development (“R&D”) of “IoT-cloud integration” products. The Company created a standardised demonstration framework for smart park with digital twin, built benchmarking demonstrative digital projects such as smart communities, smart firefighting, smart construction sites and city pipeline networks. The Company also expanded the field of 5G + industrial Internet, amassing more than 300 use cases. On the basis of 5G “Super Uplink”9, edge cloud, IoT and AI technologies, the Company built a series of benchmarking industry applications for smart manufacturing, including the cloud platform for video inspection and control, unmanned cargo delivery, smart manufacturing workshops and informatised smart parks. In these ways, we significantly enhanced our capabilities to expand into the Industrial Digitalisation market.

In the first half of the year, revenue for the Company’s Industrial Digitalisation amounted to RMB42.9 billion, taking an industry leading position in terms of revenue size and representing an increase of 5.1% compared to the same period of last year. Of which, revenue for IDC amounted to RMB14.5 billion, representing an increase of 11.9% compared to the same period of last year. Revenue from Industry Cloud amounted to RMB4.7 billion, representing an increase of 30.4% compared to the same period of last year, and revenue for Network Dedicated Line reached RMB10.2 billion, representing an increase of 4.6% compared to the same period of last year. Revenue for IoT amounted to RMB1.3 billion, representing an increase of 15.5% compared to the same period of last year, while revenue for Internet Finance amounted to approximately RMB700 million, representing an increase of 7.5% compared to the same period of last year.

Continuing Cloudification reform, while deploying digital transformation to advance high-quality development

At present, cloud-network integration and new infrastructure have become the essential foundation for the accelerating development of the digital economy. In the first half of the year, the Company pushed forward the construction of new infrastructure based on cloud-network integration from a comprehensive perspective, deepened innovation of mechanism and system and proactively engaged in open cooperation. The Company promoted digital transformation and accelerated the establishment of new impetus to foster capabilities and accumulate momentum for high-quality development.

[9]	The development of the 5G “Super Uplink” (UL Tx switching) was led by China Telecom. It was incorporated into the 5G R16 global unified specification by 3GPP on 3 July 2020.

Building “new infrastructure” based on cloud-network integration to capture new opportunities emerging from the digital economy. The Company accelerated the advancement of its cloud-network integration strategy of “Cloud central, Network around, Network adaptive to cloud, Cloud and network as one”, and continued to establish the capabilities system in terms of resource, technology, ecology, application, security, and endowment for e-Surfing Cloud.

In the area of network infrastructure, the Company continued to conduct 5G network co-building and co-sharing with China United Network Communications Corporation Limited. In the first half of the year, the Company invested RMB20.2 billion to build and activate approximately 80,000 5G base stations. The total number of 5G base stations in use is close to 210,000, enabling a quick establishment of the network coverage capability while effectively reducing network construction and operating costs. The 200MHz bandwidth network achieved a peak downlink speed of 2.7Gbps, with leading user experience in terms of 5G speed. The Company adopted 5G standalone (SA) architecture as the best practice for cloud-network integration and continued to strengthen its technological innovation. After having launched the world’s first SA commercial network capability in 2019 in Shenzhen, the Company accelerated the construction of a nationwide SA network for commercial use. In addition, the Company also expedited the construction of high-quality optical transport networks (OTN) for government and enterprise customers, and superior CN2-DCI carrying networks, alongside e-Surfing Cloud intelligent network based on SD-WAN. The Company also completed the construction of a nationwide ROADM backbone network and achieved unified allocation of network resources, further strengthening its leading edges in networks.

In the area of cloud resources, the Company quickened its unified deployment of cloud and IDC based on “2+4+31+X” layout and forged differentiated competitive advantages. The Company built mega-scale IDC parks in Inner Mongolia and Guizhou to meet the needs from national sizeable customers. In the four most economically developed regions of China namely Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Sichuan-Chongqing-Shaanxi, the Company deployed IDC on a large-scale around core cities, covering the surrounding areas. Across the key cities of the 31 provinces nationwide, the Company consolidated provincial cloud resource pools to meet localised business needs. At the edge of the network, based on the resources of nearly 60,000 exchange buildings and integrated access offices, the Company built massive edge nodes, leveraging the technical feature of 5G MEC to meet the requirements for low latency at the millisecond-grade for use cases such as industrial Internet and autonomous driving. At present, the total number of the Company’s IDC sites exceeds 600, which is the largest in number and also most widely deployed in China. The number of cabinets is over 380,000, of which 80% are deployed in the four economically developed regions while 60% are concentrated in mega-scale and large-scale data centres10. With prominent data-orientated characteristic and significant edges of centralisation with efficiency, the national average cabinets utilisation rate is 70%, which is higher than the industry average with room for further expansion. In the future, the Company will continue to expedite the construction of large-scale data centres in the four regions of Beijing-Tianjin-Hebei, Yangtze River Delta, Guangdong-Hong Kong-Macau, and Sichuan-Chongqing-Shaanxi. The Company will continue to consolidate its leading competitive advantages in IDC leveraging the unique edges of operators, including Internet access capabilities, flourishing product portfolio, secure and reliable service assurance, and strong customer resources.

In the area of cloud applications, the Company accelerated the commercialisation of core technologies of e-Surfing Cloud, built digitalised platforms such as cloud desktop, big video, Big Data and AI, IT PaaS, and hybrid clouds. Focusing on the typical use cases of cloud migration for enterprises, the Company collaborated with leading domestic and foreign application partners to build the ecosystem for products and solutions, launching a series of cloud applications and services for different sectors such as government administration, healthcare, education, SMEs, finance, industrial enterprises, and smart cities. The Company also embarked on the construction of the new-generation cloud-network operating system and achieved self-selected bandwidth and fast service activation capabilities empowered by a “cloud-led network”. In July 2020, at the “Trusted Cloud Summit 2020”, the Company’s e-Surfing Cloud received three best practice awards in the areas of cloud management and cloud network, cloud infrastructure services, and industrial services and was accredited with the “Top 10 Best Cloud Migration” outstanding cases, including 5G intelligent management and maintenance system for roads and bridges; cloud platforms for video; cloud services for smart hospitals; dedicated cloud for financial security; and hybrid cloud for Hangzhou Steam Turbine. Our e-Surfing Cloud services have now covered individual, family, government and enterprise customers. In the first half of the year, revenue for Overall Cloud continued to increase rapidly to approximately RMB6.7 billion, with further elevation in size.

[10]

According to the scale classification on data centre from MIIT, a mega-scale data centre refers to a data centre with a scale greater than or equal to 10,000 standard cabinets; and a large-scale data centre refers to a data centre with a scale greater than or equal to 3,000 standard cabinets and less than 10,000 standard cabinets.

Deepening reform of mechanism and system, strengthening proprietary technological innovation and promoting ecological cooperation of industry chain. Driven by customer demand, the Company commenced the system reform in government and enterprise business field. For targeted markets such as hygiene and healthcare, digital government, smart cities, industrial Internet, finance, SMEs, IDC partnership with cloud service providers, education, transportation and logistics, the Company set up an information services business group for government and enterprise customers which vertically integrated companies at three levels, including headquarters, provincial and municipal levels. The Company broke through internal boundaries within its organisation, strengthened its cross-field capability coordination, enhanced R&D and innovation for cloud-based and platform-based solutions, and introduced a market- oriented assessment and incentive mechanism.

The Company invested more into R&D, pushed forward reform of flattening its R&D system and continued to make breakthroughs in key technologies in the area of new infrastructure. The Company led the development and release globally of “5G SA Implementation Guidelines”, supported the enriching and flourishing of the 5G SA ecological environment. Within the 3GPP R16 standards, the Company led the formulation of 10 technical standards and the completion of the 5G “Super Uplink” core standard, which was included as one of the key features for 5G R16 standards. The Company ranked first amongst global operators in terms of the number of 3GPP RAN projects initiated. The Company conducted proprietary R&D for lightweight UPF products with high-efficiency connection to the 5G core network, which enabled lightweight, low-cost and flexible deployment of 5G, propelling 5G endowment to vertical industries. The Company also increased its proprietary R&D capability of e-Surfing Cloud, mastered a series of core technologies in integrating infrastructure, platform, and “Cloud + AI/5G/ultra HD” and built out abundant digitalised platforms and products for e-Surfing Cloud.

The Company constructed digitalised platforms based on cloud-network unification which congregated capabilities in areas such as connectivity, cloud, security, payment, video, Big Data and AI, so as to empower the external ecosystem as well as its customers and partners and establish a digitalised ecosystem that connects industry value chains and integrates multi-industries. The Company expanded ecological cooperation and introduced external capital. Our Internet Finance company started the comprehensive strategic cooperation with UnionPay’s Cloud QuickPass, enabled the interconnection of QR code payments and co-sharing of users, channels and merchants resources. The second round of strategic investment introduction under mixed ownership reforms has also commenced. Focusing on key areas such as 5G content, cloud, Smart Family, security and vertical industries, the Company strengthened deployment of ecological cooperation with leading companies and explored the establishment of a market-orientated operating approach to fully motivate employees.

Deploying digital transformation to enhance corporate operating efficiency. The Company utilised the capability congregation effect of its digitalised platforms to provide endowment to the external, as well as internal management and operation at the same time. The Company expanded the application of Big Data and AI in areas such as sales and marketing, investment, operation and maintenance, and management and service, to drive smart operation and promote quality and efficiency enhancement.

The Company accelerated the transformation of its development mode, deepened value management, enhanced the capability of its full channel operation, and built up its customer-oriented, digitalised and integrated online and offline channel system. The Company carried out intelligent analysis of target users’ personalised needs to enhance the quality of products and services while promoting information applications. The Company continuously reduced channel costs and wireline terminal costs, effectively enhancing the effectiveness of its market expansion. The Company ranked first within the industry for satisfaction in terms of public users, handset Internet access and mobile voice, while also maintaining an industry-leading position in overall customer satisfaction.

The Company reinforced precision network investment and operation. Through the correlation analysis of massive data, the Company precisely planned the construction of 5G base stations, expanded its 4G base stations capacity dynamically and increased FTTH port utilisation rate. The Company leveraged AI technology to commence energy saving pilot trials for mobile base stations and IDC sites. The Company also continued to promote energy consumption sub-division and strived for government preferential policy for electricity charges. The Company pushed forward the construction of base stations on the same site, increased tower sharing ratio and promoted the decommissioning of obsolete equipment. These multiple initiatives were implanted to tighten cost control in areas such as electricity charges, tower rentals and repairs. The Company further refined value management, appropriately managed and controlled aging cycle of projects and their profitability, revitalised existing equity investments and increased return on equity, thereby comprehensively elevating the input and output efficiency of resources.

Corporate Governance and Social Responsibility

Award-winning and high level of governance. The Company strives to maintain a high level of corporate governance by adhering to excellent, prudent, and effective corporate governance principles. We continued to improve our corporate governance methods, standardise our operations, strengthen our internal control system and implement comprehensive measures in the areas of governance and disclosures, to ensure that our corporate operations align with the long-term interests of the Company and its shareholders. In the area of corporate governance, our consistent efforts and outstanding performance have been widely recognised and highly appreciated by the capital market. The Company was awarded “Most Honoured Company in Asia” by Institutional Investor for the tenth consecutive year and ranked second in its “Best Environmental, Social and Governance” and “Best Investor Relations Program” categories for Asian telecommunications industry. The Company was also named “No.1 Best Telecommunications Company in Asia” in the “Asia’s Best Managed Companies Poll 2020” organised by FinanceAsia and No.2 in its “Best Environmental Stewardship in China”, “Most Committed to Social Causes in China” and “Best Investor Relations in China” awards and No.3 for its “Best Corporate Governance in China” award. In addition, the Company was also awarded “The Best of Asia – Icon on Corporate Governance” for the thirteenth time by Corporate Governance Asia.

Fully implemented corporate social responsibility by supporting epidemic prevention and control and safeguarding economic and social development. With the outbreak of the COVID-19 epidemic at the beginning of this year, the Company was fully committed to the telecommunications and emergency assurance for epidemic prevention, and quickly activated 5G service for Huoshenshan and Leishenshan hospitals. The Company also provided 4K ultra HD live 5G cloud broadcast of the construction of the hospitals, with accumulated hits of its “cloud supervision” live broadcast exceeding over 300 million and the concurrent live viewer number peaked beyond 20 million. The Company successfully completed the important assurance tasks such as video connection and remote diagnostics and consultation between hospitals in Wuhan and other provinces and municipalities. The Company launched “Operation Warm Spring”, leveraging on its edges stemming from cloud-network integration to promote a number of integrated information services such as SMEs cloud migration, e-Surfing Cloud conferencing, education cloud migration and hospital cloud migration, among others. The Company also initiated informatisation services support specifically for SME customers, while helping small, medium and micro enterprises, as well as self-employed merchants to reduce their operational burdens. The Company provided rent reductions and exemptions, as well as other forms of business support for its channel agents and other partners in order to support epidemic prevention and control, as well as the resumption of business and production. The Company also promptly launched more than 20 service measures such as public welfare SMS, incoming call business card and quick activation of services. During the period of epidemic prevention and control, the Company provided various integrated information services to healthcare personnel for free, while also strengthening its care for employees and to safeguard their safety and well-being.

Outlook

As present, the digital transformation of national economy and society is accelerating, while the economic structure continuing to optimise and the shift of development impetus being expedited. The communications industry is now at a new historical starting point. The new round of technological and industrial revolution, combined with the integration and innovation of the new generation of information and communications technologies, has generated new business formats. New infrastructure, represented by 5G and data centres, are the cornerstones of the fourth industrial revolution, which will create massive and in-depth development opportunities for the Company.

The Company will adhere to the new development principles, promote epidemic prevention and control as well as operation and development in a coordinated approach, grasp new trends of digital transformation of economy and society, intelligent upgrades and integration and innovation, to proactively push forward new infrastructure construction to support Cyberpower, while safeguarding network and information security. The Company will accelerate its Cloudification reform as well as digital transformation, strengthen its edges in cloud-network integration and build up digitalised platform capability. The Company will strengthen its efforts in technological innovation, cultivate ecological cooperation, continuously enhancing its development momentum and vitality to achieve corporate sustainable and healthy development with higher quality and higher efficiency. The Company will accelerate the advancement towards becoming an integrated intelligent information service provider, while striving to create new value for shareholders.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support. I would also like to express our sincere thanks to all our employees for their hard work and contributions. At the same time, I would like to welcome Mr. Li Zhengmao and Mr. Shao Guanglu to join our Board of Directors.

Ke Ruiwen

Chairman and Chief Executive Officer

Beijing, China

18 August 2020

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six-month period ended 30 June 2020 extracted from the unaudited interim financial statements of the Group as set out in its 2020 Interim Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

for the six-month period ended 30 June 2020

(Amounts in million, except per share data)

		Six-month period ended 30 June
		2020	2019
	Notes	RMB	RMB
Operating revenues	4	193,803	190,488
Operating expenses
Depreciation and amortisation		(44,176)	(43,343)
Network operations and support		(57,698)	(50,780)
Selling, general and administrative		(25,997)	(29,216)
Personnel expenses		(35,512)	(33,316)
Other operating expenses		(11,442)	(13,889)

Total operating expenses		(174,825)	(170,544)

Operating profit		18,978	19,944
Net finance costs	5	(1,572)	(2,057)
Investment income		53	26
Share of profits of associates		787	605

Profit before taxation		18,246	18,518
Income tax	6	(4,175)	(4,493)

Profit for the period		14,071	14,025

		Six-month period ended 30 June
		2020	2019
	Notes	RMB	RMB
Other comprehensive income for the period
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		(141)	221
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		36	(55)

		(105)	166

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China		88	19
Share of other comprehensive income of associates		(4)	(2)

		84	17

Other comprehensive income for the period, net of tax		(21)	183

Total comprehensive income for the period		14,050	14,208

		Six-month period ended 30 June
		2020	2019
	Notes	RMB	RMB
Profit attributable to
Equity holders of the Company		13,949	13,909
Non-controlling interests		122	116

Profit for the period		14,071	14,025

Total comprehensive income attributable to
Equity holders of the Company		13,928	14,092
Non-controlling interests		122	116

Total comprehensive income for the period		14,050	14,208

Basic earnings per share	7	0.17	0.17

Number of shares (in million)	7	80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

at 30 June 2020

(Amounts in million)

		30 June	31 December
		2020	2019
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		395,246	410,008
Construction in progress		78,066	59,206
Right-of-use assets		57,980	61,549
Goodwill		29,923	29,923
Intangible assets		15,933	16,349
Interests in associates		39,428	39,192
Financial assets at fair value through profit or loss		40	—
Equity instruments at fair value through other comprehensive income		1,317	1,458
Deferred tax assets	9	8,137	7,577
Other assets		4,484	4,687

Total non-current assets		630,554	629,949

Current assets
Inventories		3,061	2,880
Income tax recoverable		1,025	1,662
Accounts receivable, net	10	32,502	21,489
Contract assets		794	474
Prepayments and other current assets		21,548	22,219
Financial assets at fair value through profit or loss		—	39
Short-term bank deposits		2,580	3,628
Cash and cash equivalents		21,943	20,791

Total current assets		83,453	73,182

Total assets		714,007	703,131

		30 June	31 December
		2020	2019
	Notes	RMB	RMB
LIABILITIES AND EQUITY
Current liabilities
Short-term debt		12,012	42,527
Current portion of long-term debt		3,936	4,444
Accounts payable	11	122,439	102,616
Accrued expenses and other payables		67,381	48,516
Contract liabilities		51,455	54,388
Income tax payable		296	243
Current portion of lease liabilities		11,703	11,569
Current portion of deferred revenues		314	358

Total current liabilities		269,536	264,661

Net current liabilities		(186,083)	(191,479)

Total assets less current liabilities		444,471	438,470

Non-current liabilities
Long-term debt		33,649	32,051
Lease liabilities		27,107	30,577
Deferred revenues		978	1,097
Deferred tax liabilities	9	22,322	19,078
Other non-current liabilities		593	627

Total non-current liabilities		84,649	83,430

Total liabilities		354,185	348,091

Equity
Share capital		80,932	80,932
Reserves		276,238	271,578

Total equity attributable to equity holders of the Company		357,170	352,510
Non-controlling interests		2,652	2,530

Total equity		359,822	355,040

Total liabilities and equity		714,007	703,131

Notes:

1	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) and the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements, which were authorised for issuance by the Board of Directors on 18 August 2020, reflect the unaudited financial position of the Group as at 30 June 2020 and the unaudited results of operations and cash flows of the Group for the six- month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2020.

These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international independent auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants.

2	PRINCIPAL ACCOUNTING POLICIES

These interim financial statements are prepared on the historical cost basis as modified by the revaluation of certain financial instruments which are measured at fair values.

Other than changes in accounting policies resulting from application of amendments to International Financial Reporting Standards (“IFRSs”), the accounting policies and methods of computation used in these interim financial statements are the same as those followed in the preparation of the 2019 annual financial statements of the Group.

Application of amendments to IFRSs

In the current interim period, the Group has applied, for the first time, the Amendments to References to the Conceptual Framework in IFRS Standards and the following amendments to IFRSs issued by the IASB that are mandatorily effective for the current period:

Amendments to IAS 1 and IAS 8, “Definition of Material”

Amendments to IFRS 3, “Definition of a Business”

Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”

In addition, the Group has early applied the Amendment to IFRS 16, “Covid-19-Related Rent Concessions”.

Except as described below, the application of the Amendments to References to the Conceptual Framework in IFRS Standards and the above amendments to IFRSs in the current period has had no material effect on the Group’s interim financial statements.

Impacts and accounting policies on early application of Amendment to IFRS 16, “Covid-19-Related Rent Concessions”

Accounting policies

Leases

Covid-19-related rent concessions

For rent concessions relating to lease contracts that occurred as a direct consequence of the Covid-19 pandemic, the Group has elected to apply the practical expedient not to assess whether the change is a lease modification if all of the following conditions are met:

•	the change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

•	any reduction in lease payments affects only payments originally due on or before 30 June 2021; and

•	there is no substantive change to other terms and conditions of the lease.

As a result of applying the practical expedient, the Group accounts for changes in lease payments resulting from rent concessions the same way it would account for the changes applying IFRS 16, “Leases” if the changes were not a lease modification. Forgiveness or waiver of lease payments are accounted for as variable lease payments. The related lease liabilities are adjusted to reflect the amounts forgiven or waived with a corresponding adjustment recognised in the profit or loss in the period in which the event occurs.

Transition and summary of effects

The Group has early applied the amendment in the current interim period. The application has no impact to the opening reserves as at 1 January 2020. The amount of which the Group recognised changes in lease payments that resulted from rent concessions in the profit or loss for the current interim period was not material to the interim financial statements.

3	SEGMENT REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4	OPERATING REVENUES

Disaggregation of revenue

			Six-month period ended
			30 June
			2020	2019
	Notes		RMB million	RMB million
Type of goods or services
Revenue from contracts with customers
Voice services	(i	)	20,803	23,529
Internet services	(ii	)	103,215	98,895
Information and application services	(iii	)	49,266	46,759
Telecommunications network resource and equipment services	(iv	)	11,424	10,937
Sales of goods and others	(v	)	6,881	8,668

Subtotal			191,589	188,788
Revenue from other sources	(vi	)	2,214	1,700

Total operating revenues			193,803	190,488

Timing of revenue recognition
A point in time			5,329	7,166
Over time			188,474	183,322

Total operating revenues			193,803	190,488

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.
(ii)	Represent amounts charged to customers for the provision of Internet access services.
(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service, etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.
(v)	Represent primarily revenue from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).
(vi)	Represent primarily revenue from property rental and other revenues.

5	NET FINANCE COSTS

	Six-month period ended
	30 June
	2020	2019
	RMB million	RMB million
Interest expense on short-term and long-term debts	1,162	1,514
Interest expense on lease liabilities	745	804
Less: Interest expense capitalised*	(59)	(72)

Net interest expense	1,848	2,246
Interest income	(280)	(210)
Foreign exchange losses	525	310
Foreign exchange gains	(521)	(289)

	1,572	2,057

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%–4.4%	3.5%–4.4%

6	INCOME TAX

Income tax in the profit or loss comprises:

	Six-month period ended
	30 June
	2020	2019
	RMB million	RMB million
Provision for PRC income tax	1,367	1,941
Provision for income tax in other tax jurisdictions	88	55
Deferred taxation	2,720	2,497

	4,175	4,493

A reconciliation of the expected tax expense with the actual tax expense is as follows:

			Six-month period ended
			30 June
			2020	2019
	Notes		RMB million	RMB million
Profit before taxation			18,246	18,518

Expected income tax expense at statutory tax rate of 25%	(i	)	4,562	4,630
Differential tax rate on mainland China subsidiaries’ and branches’ income	(i	)	(279)	(133)
Differential tax rate on other subsidiaries’ income	(ii	)	(37)	(55)
Non-deductible expenses	(iii	)	273	446
Non-taxable income	(iv	)	(205)	(141)
Others	(v	)	(139)	(254)

Actual income tax expense			4,175	4,493

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of mainland China.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.
(iv)	Amounts represent miscellaneous income which are not subject to income tax.
(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as additional tax deduction on research and development expenses.

7	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2020 and 2019 is based on the profit attributable to equity holders of the Company of RMB13,949 million and RMB13,909 million, respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 26 May 2020, a final dividend of RMB0.114441 (equivalent to HK$0.125) per share totaling RMB9,262 million in respect of the year ended 31 December 2019 was declared, and paid on 31 July 2020.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

The Board of Directors has resolved not to pay an interim dividend.

9	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	30 June	31 December	30 June	31 December	30 June	31 December
	2020	2019	2020	2019	2020	2019
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Provisions and impairment losses, primarily for credit losses	2,321	1,953	—	—	2,321	1,953
Property, plant and equipment and others	5,087	4,862	(22,117)	(18,831)	(17,030)	(13,969)
Right-of-use assets and lease liabilities	718	744	—	—	718	744
Deferred revenues and installation costs	11	18	(7)	(13)	4	5
Equity instruments at fair value through other comprehensive income	—	—	(198)	(234)	(198)	(234)

	8,137	7,577	(22,322)	(19,078)	(14,185)	(11,501)

		Recognised in
		consolidated
	Balance at	statement of	Balance at
	1 January	comprehensive	30 June
	2020	income	2020
	RMB	RMB	RMB
	million	million	million
Provisions and impairment losses, primarily for credit losses	1,953	368	2,321
Property, plant and equipment and others	(13,969)	(3,061)	(17,030)
Right-of-use assets and lease liabilities	744	(26)	718
Deferred revenues and installation costs	5	(1)	4
Equity instruments at fair value through other comprehensive income	(234)	36	(198)

	(11,501)	(2,684)	(14,185)

10	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

			30 June	31 December
			2020	2019
	Notes		RMB million	RMB million
Third parties			36,197	24,438
China Telecom Group	(i	)	1,730	1,188
China Tower	(ii	)	7	5
Other telecommunications operators in the PRC			950	550

			38,884	26,181
Less: Allowance for credit losses			(6,382)	(4,692)

			32,502	21,489

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.
(ii)	China Tower Corporation Limited, the Company’s associate, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	30 June 2020 RMB million	31 December 2019 RMB million
Current, within 1 month	9,393	7,545
1 to 3 months	2,759	1,777
4 to 12 months	2,164	1,822
More than 12 months	1,810	1,002

	16,126	12,146
Less: Allowance for credit losses	(4,030)	(2,803)

	12,096	9,343

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Current, within 1 month	7,685	4,701
1 to 3 months	5,797	2,964
4 to 12 months	5,461	3,768
More than 12 months	3,815	2,602

	22,758	14,035
Less: Allowance for credit losses	(2,352)	(1,889)

	20,406	12,146

11	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Third parties	95,704	78,123
China Telecom Group	19,494	19,531
China Tower	6,628	4,312
Other telecommunications operators in the PRC	613	650

	122,439	102,616

Amounts due to China Telecom Group and China Tower are payable in accordance with contractual terms which are similar to those terms offered by third parties.

Ageing analysis of accounts payable based on the due dates is as follows:

	30 June	31 December
	2020	2019
	RMB million	RMB million
Due within 1 month or on demand	16,465	17,546
Due after 1 month but within 3 months	21,560	17,273
Due after 3 months but within 6 months	46,108	33,237
Due after 6 months	38,306	34,560

	122,439	102,616

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES OF THE COMPANY

During the six-month period ended 30 June 2020, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

As at 30 June 2020, none of the Directors and Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) (the “SFO”)) as recorded in the register required to be maintained under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As at 30 June 2020, the Company has not granted its Directors or Supervisors, or their respective spouses or any of their respective minor child (natural or adopted) or on their behalf any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT SINCE THE DATE OF THE 2019 ANNUAL REPORT

The term of office of the sixth session of the Board of Directors of the Company expired at the annual general meeting for the year 2019 held on 26 May 2020 (the “2019 AGM”). Mr. Ke Ruiwen, Mr. Li Zhengmao, Mr. Shao Guanglu, Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min, Mr. Wang Guoquan, Mr. Chen Shengguang, Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason were appointed as Directors of the seventh session of the Board of Directors of the Company at the 2019 AGM.

The term of office of the sixth session of the Supervisory Committee of the Company expired at the 2019 AGM. Mr. Sui Yixun, Mr. Xu Shiguang and Mr. You Minqiang were appointed as Shareholder Representative Supervisors of the seventh session of the Supervisory Committee of the Company at the 2019 AGM. Meanwhile, Mr. Zhang Jianbin and Mr. Dai Bin have been elected by the employees of the Company democratically as the Employee Representative Supervisors of the seventh session of the Supervisory Committee of the Company. Due to their age, Mr. Yang Jianqing, an Employee Representative Supervisor, and Mr. Ye Zhong, a Shareholder Representative Supervisor, of the sixth session of the Supervisory Committee retired from their positions as Supervisors of the Company upon the expiry of their term of office at the 2019 AGM.

The changes in the biographical information relating to the Directors and Supervisors of the Company since the date of the Company’s 2019 Annual Report are set out below:

Mr. Wang Guoquan, an Executive Director and Executive Vice President of the Company, no longer served as a director of Besttone Holding Co., Ltd., which is listed on the Shanghai Stock Exchange. Mr. Zhang Jianbin, an Employee Representative Supervisor of the Company, is currently the Deputy Managing Director of the Legal Department (Compliance Management Department) of the Company and no longer served as the Deputy Managing Director of the Corporate Strategy Department (Legal Department) of the Company.

Save as stated above, there is no other information of the Directors or Supervisors of the Company required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. The biographical details of the Directors, Supervisors and senior management are available on the website of the Company (www.chinatelecom-h.com).

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditor, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters of the Group including the review of the Company’s Interim Report for the six-month period ended 30 June 2020.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company attaches great importance to corporate governance. We continued to make efforts in improving the Company’s internal control mechanisms, strengthening information disclosure and enhancing the Company’s transparency, continuously developing corporate governance practices and protecting shareholders’ interests to the maximum degree.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual, for the six-month period ended 30 June 2020. In the Company’s opinion, through supervision by the Board of Directors and Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company has been in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 of the Listing Rules throughout the six-month period ended 30 June 2020.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code as set out in Appendix 10 of the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code regarding the requirements in conducting securities transactions for the period from 1 January 2020 to 30 June 2020.

INTERIM REPORT

The Interim Report for the six-month period ended 30 June 2020 will be despatched to shareholders and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board
China Telecom Corporation Limited
Ke Ruiwen
Chairman and Chief Executive Officer

Beijing, China, 18 August 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the Chairman and Chief Executive Officer); Mr. Li Zhengmao (as the President and Chief Operating Officer); Mr. Shao Guanglu; Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the Chief Financial Officer) and Mr. Wang Guoquan (all as the Executive Vice Presidents); Mr. Chen Shengguang (as the Non-Executive Director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the Independent Non-Executive Directors).